SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of November, 2002

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures:

M&G Outsourcing Agreement released on 26 November 2002



Tuesday 26 November 2002



M&G AND INTERNATIONAL FINANCIAL DATA SERVICES (IFDS) SIGN OUTSOURCING AGREEMENT
                   TO PROVIDE RETAIL ADMINISTRATION SERVICES

M&G, the UK and European fund management arm of Prudential plc, and IFDS announced today that they have signed an outsourcing agreement for IFDS to provide M&G with retail administration services.

This agreement follows a review of M&G's retail IT systems platform and will involve the transfer of M&G's retail administration team. M&G will migrate onto IFDS' FAST platform by the end of the third quarter of 2003. M&G customer contact and intermediary services will remain in-house. M&G expects to achieve annual cost savings of approximately GBP10 million from 2004 as a result of this agreement.

As part of the deal, IFDS will purchase two of M&G's properties in Chelmsford, M &G House and Dorset House, for GBP10.6 million.

Gary Shaughnessy, Chief Executive UK Retail of M&G, comments: "We are delighted to have signed contracts with IFDS, the largest and one of the most respected Third Party Administrators in the UK.

"IFDS recognises the quality and experience of our retail administration staff and this agreement will enable M&G to build on the high quality administration service we currently provide to both customers and intermediaries."

Charles H Eppinger, Chief Executive Officer of IFDS, comments: "We are excited that we have secured a deal with M&G to provide administration services for its UK-based range of funds. IFDS is committed to providing its customers the highest quality administrative services and this agreement is testimony that we are the leading provider of services and systems in the UK."

M&G's retail administration team will transfer to IFDS under the Transfer of Undertakings Protection of Employment (TUPE) regulations.

                                     -ENDS-



Enquiries to:
Media                                Investors/Analysts
Asmita Kapadia     020 7548 3025     Laura Presland                020 7548 3511



Notes to Editors:


  - This announcement follows the press release issued on 6 August 2002 by M&G announcing exclusive negotiations with IFDS regarding outsourcing of retail administration services.

  - IFDS will provide a full administration service for M&G's retail funds and Prudential unit trusts.

M&G:


  - M&G is Prudential's UK and European fund manager, responsible for managing over GBP116 billion of funds (at the end of June 2002).

  - M&G has 578,000 retail customers in the UK (as at 30 September 2002).

  - M&G launched the UK's first unit trust in 1931 and has continued this history of innovation over the past 70 years.

  - M&G pioneered the corporate bond fund market in the UK with the launch of the M&G Corporate Bond Fund in 1994 and the M&G High Yield Corporate Bond Fund in 1998.

  - M&G offers investors a range of over 45 funds available as an ISA or unit trust/OEIC.

  - M&G employs 1,300 staff of which 320 are part of Retail Operations.

  - M&G's customer service centre and staff located at Fairbairn House, Chelmsford, were not included in the review and will remain part of M&G.

  - M&G's website: www.mandg.co.uk

  - In the first half of 2002, M&G achieved gross retail fund inflows of GBP549 million, net retail fund inflows of GBP210 million and an operating profit of GBP34 million.

IFDS:


  - International Financial Data Services ("International Financial") is a joint venture between affiliates of Boston-based State Street Corporation (NYSE: STT), a world leader in financial services providing investment servicing, investment management, trading services and investment research, and DST Systems Inc, a Kansas City-based leading provider of shareholder accounting services and proprietary systems.

  - International Financial is today recognised as the world's leading provider of ASP (Application Service Provision) and BPO (Business Process Outsourcing) solutions to the global collective investment industry, supporting over 12 million accounts for over 50 organisations, and with over 1,300 experienced staff based in three locations (Canada, Luxembourg & United Kingdom).

For more information visit:

International Financial web site      www.ifdsgroup.com

Or DST's web site      www.dstsystems.com

Or State Street's web site     www.statestreet.com





                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 26 November 2002

                                  PRUDENTIAL PUBLIC LIMITED COMPANY
                                  By: /s/  Steve Colton

                                                Steve Colton
                                                Group Head of Media Relations